Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Six Months Ended June 30, 2014

	2009	2010	2011	2012	2013
Earnings:
Income before income taxes	$280,285	$150,370	$307,428	$327,133	$401,876	$261,660
Add: fixed charges	19,430	43,578	36,153	29,097	24,931	20,414
Earnings	$299,715	$193,948	$343,581	$356,230	$426,807	$282,074
Fixed Charges:
Interest expense[1]	$19,357	$43,529	$36,102	$29,036	$24,871	$20,383
Estimated interest portion of rent expense[2]	73	49	51	61	60	31
Fixed charges	19,430	$43,578	$36,153	$29,097	$24,931	$20,414
Ratio of earnings to fixed charges	15.43	4.45	9.50	12.24	17.12	13.82
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.